Exhibit 99

NEWS RELEASE

SHAW ANNOUNCES C$800 MILLION SENIOR NOTES OFFERING

Calgary, Alberta (December 5, 2019) – Shaw Communications Inc. (“Shaw” or the “Corporation”) announced today the terms of an offering of C$800 million of senior notes, comprised of C$500 million principal amount of 3.30% senior notes due 2029 (the “2029 Notes”) and C$300 million principal amount of 4.25% senior notes due 2049 (the “2049 Notes”, and together with the 2029 Notes, the “Notes”). The net proceeds of this offering will be used to fund the repayment or redemption of the C$500 million principal amount of senior notes due December 7, 2020 and/or C$300 million principal amount of senior notes due February 19, 2021 and/or for working capital and general corporate purposes. Pending any such use of net proceeds, the Corporation may invest the net proceeds in bank deposits and short-term marketable securities. Closing is scheduled to occur on December 9, 2019. Based on the closing purchase price, the effective yield of the 2029 Notes and the 2049 Notes is 3.356% and 4.281%, respectively, if held to maturity.

The Notes will be made available in Canada, under Shaw’s previously filed shelf prospectus, pursuant to an agency agreement with TD Securities Inc. acting as sole bookrunner. While the agents have agreed to use their best efforts to sell the Notes, they will not be obligated to purchase any of the Notes which are not sold. Accordingly, the final amount of the offering may potentially be reduced at closing.

A copy of the prospectus supplement may be obtained from TD Securities Inc., Attention: Debt Syndication, 222 Bay St., 7th Floor, Toronto, Ontario M5K 1A2 or from the Canadian Securities Administrators at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Caution Regarding Forward-Looking Statements

Statements included in this news release that are not historic constitute forward looking statements within the meaning of applicable securities laws. Such statements include but are not limited to the timing of closing of the offering, and the amount and use of net proceeds from the offering. These statements are based on assumptions made by Shaw that it believes are appropriate and reasonable in the circumstances, including without limitation that Shaw will be able to close on the full amount of the offering. It is possible that one or more of these assumptions will not prove to be accurate. The forward-looking statements herein are subject to risks, including risks associated with capital and debt markets, and other risks as set forth in the base shelf prospectus and prospectus supplement referenced above, including the documents incorporated by reference therein. Undue reliance should not be placed on any forward-looking statement. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca